                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  GEHL Company
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    368483103
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                                 (CUSIP Number)

                       Freshfields Bruckhaus Deringer LLP
                         520 Madison Avenue - 34th Floor
                            New York, New York 10022
                                 212 - 277-4000
                        Attention: Jonathan R. Rod, Esq.
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 6, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  368483103              Schedule 13D
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Neuson AG
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2.   Check the Appropriate Box if a Member of a Group*
                                                                       (a) /_/
                                                                       (b) /x/
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3.   SEC Use Only

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4.   Source of Funds*

     WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                          /_/
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6.   Citizenship or Place of Organization

     Austria
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Number of          7.  Sole Voting Power
Shares Bene-
ficially Owned         689,749 shares of Common Stock
by Each            -------------------------------------------------------------
Reporting          8.  Shared Voting Power
Person With
                   -------------------------------------------------------------
                   9.  Sole Dispositive Power

                       689,749 shares of Common Stock
                   -------------------------------------------------------------
                   10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     689,749 shares of Common Stock
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                           /_/
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13.  Percent of Class Represented by Amount in Row (11)

     12.9%
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14.  Type of Reporting Person*

     CO
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                               *See Instructions.

CUSIP No.  368483103              Schedule 13D
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Baumaschinen AG
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2.   Check the Appropriate Box if a Member of a Group*
                                                                       (a) /_/
                                                                       (b) /x/
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3.   SEC Use Only

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4.   Source of Funds*

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

                                                                           /_/
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6.   Citizenship or Place of Organization

     Austria
--------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares Bene-
ficially Owned     -------------------------------------------------------------
by Each            8.  Shared Voting Power
Reporting
Person With            689,749 shares of Common Stock
                   -------------------------------------------------------------
                   9.  Sole Dispositive Power

                   -------------------------------------------------------------
                   10. Shared Dispositive Power

                       689,749 shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     689,749 shares of Common Stock
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           /_/
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     12.9%
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14.  Type of Reporting Person*

     CO
--------------------------------------------------------------------------------
                               *See Instructions.

CUSIP No.  368483103
                                  Schedule 13D
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     PIN Privatstiftung
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2.   Check the Appropriate Box if a Member of a Group*
                                                                       (a) /_/
                                                                       (b) /x/
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3.   SEC Use Only

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4.   Source of Funds*

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

                                                                           /_/
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Austria
--------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares Bene-
ficially Owned     -------------------------------------------------------------
by Each            8.  Shared Voting Power
Reporting
Person With            689,749 shares of Common Stock
                   -------------------------------------------------------------
                   9.  Sole Dispositive Power

                   -------------------------------------------------------------
                   10. Shared Dispositive Power

                       689,749 shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     689,749 shares of Common Stock
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           /_/
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     12.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     OO
--------------------------------------------------------------------------------
                               *See Instructions.

         The following constitutes Amendment No. 1 (AMENDMENT NO. 1) to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to read as follows:

         Prior to April 24, 2001, Neuson held 303,650 Shares of the Issuer's common stock. On April 24, 2001, Neuson purchased 300 Shares in the open market at a total price of $4,391.50. On April 25, 2001, Neuson purchased 10,000 Shares in the open market at a total price of $145,319.04. On April 27, 2001, Neuson purchased 7,000 Shares in the open market at a total price of $104,178.71. On June 29, 2001, Neuson sold 1000 Shares in the open market at a total price of $17,832.71. On July 2, Neuson sold 1,500 Shares in the open market at a total price of $26,749.07. On July 5, 2001, Neuson sold 22,000 Shares in the open market at a total price of $392,319.65. On July 6, 2001, Neuson sold 500 Shares in the open market at a total price of $8,916.36. On July 11, 2001, Neuson sold 1,700 Shares in the open market at a total price of $30,315.61. On July 12, 2001, Neuson sold 2,300 Shares in the open market at a total price of $41,118.03. On July 13, 2001, Neuson sold 5,500 Shares in the open market at a total price of $98,079.91. On August 2, 2001, Neuson sold 100,000 Shares in the open market at a total price of $1,683,356.32. On October 9, 2001, Neuson purchased 65,000 Shares in the open market at a total price of $781,099.18. On October 10, 2001, Neuson purchased 1,000 Shares in the open market at a total price of $11,840.53. On October 11, 2001, Neuson purchased 1,000 Shares in the open market at a total price of $12,032.40. On October 12, 2001, Neuson purchased 6,500 Shares in the open market at a total price of $78,140.19. On October 15, 2001, Neuson purchased 1000 Shares in the open market at a total price of $12,032.40. On October 18, 2001, Neuson purchased 5,700 Shares in the open market at a total price of $69,056.19. On October 23, 2001, Neuson purchased 5,500 Shares at a total price of $66,003.05. On October 29, 2001, Neuson purchased 5,400 Shares in the open market at a total price of $66,029.83. On, October 31, 2001, purchased 15,200 Shares in the open market at a total price of $195,286.24. On November 7, 2001, Neuson purchased 4,100 Shares in the open market at a total price of $55,047.36. On November 8, 2001, Neuson purchased 5,000 Shares in the open market at a total price of $67,682.49. On November 13, Neuson purchased 9,500 Shares in the open market at a total price of $129,302.37.

Including the Shares mentioned above, prior to December 6, 2001 Neuson owned an aggregate of 311,350 Shares, which were purchased for cash in the aggregate amount of $3,773,491.68. Working capital of Neuson was used to purchase such Shares, and no part of the purchase price was represented by borrowed funds.

           On December 6, 2001, pursuant to a Stock Purchase Agreement between Neuson and Newcastle Partners, L.P., Newcastle Focus Fund II, L.P. and CIC Equity Partners, Ltd., Neuson purchased an aggregate of 378,399 Shares at $20.00 a Share, at a total purchase price of $7,567,980. Taking into account the purchase of these Shares, Neuson now owns 689,749 Shares.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended to add the following:

         The Reporting Persons acquired and disposed of the Shares during the period beginning on April 24, 2001 and ending on December 6, 2001 for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional Shares as they deem appropriate, whether in open market sales, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of Shares in the open market, in privately negotiated transactions with third parties or otherwise.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read as follows:

         (a) Neuson currently owns 689,749 Shares, representing approximately 12.9% of the issued and outstanding shares of the common stock of GEHL, based on the Issuer having issued and outstanding 5,348,775 Shares of common stock issued and outstanding on September 29, 2001 (according to the Issuer's most recent Quarterly Report on Form 10-Q). Baumaschinen and PIN may each be deemed to be the beneficial owners of the Shares owned by Neuson.

         (b) Neuson has sole voting and dispositive power with respect to the 689,749 Shares. Baumaschinen and PIN may be deemed to have shared voting and dispositive power with respect to the 689,749 Shares.

         (c) Other than as reported herein, the Reporting Persons have not conducted any transactions in the Shares in the past 60 days.

         (d)  None.

         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on August 2, 2001. The Reporting Persons became beneficial owners of more than five percent of the Shares on October 23, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2001

                                            NEUSON AG

                                            By:___________________________
                                            Name:
                                            Title:

                                            By:___________________________
                                            Name:
                                            Title:


                                            BAUMASCHINEN AG

                                            By:___________________________
                                            Name:
                                            Title:

                                            PIN PRIVATSTIFTUNG

                                            By:___________________________
                                            Name:
                                            Title:

                                            By:___________________________
                                            Name:
                                            Title:

                                  EXHIBIT INDEX

EXHIBIT

1. Joint Filing Agreement among Neuson AG, Baumaschinen AG and PIN Privatstiftung (previously filed).

2. Stock Purchase Agreement dated December 6, 2001, between Neuson AG as purchaser and Newcastle Partners, L.P., Newcastle Focus Fund II, L.P. and CIC Equity Partners, Ltd. as sellers.